06009122

EDSTATES
(CHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-05 (MM/DD/YY) AND ENDING 03-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Van Ness Avenue, Suite 415
(No. and Street)

San Francisco (City) California (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Blum (415) 673-2793
(Area Code – Telephone Number)

RECEIVED MAY 30 2006 WASH, D.C. SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tevlin, Creighton J.
(Name – *if individual, state last, first, middle name*)

1200 Artesia Blvd., Suite 205 (Address) Hermosa Beach (City) CA (State) 90254 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/8/06

BD

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KINRY C. LOUIE
COMM. #1632285
Notary Public - California
San Francisco County
My Comm. Expires Jan. 19, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert Blum Municipals, Inc.

Report Pursuant to Rule 17a-5(d)

For Year Ended March 31, 2006

CREIGHTON TEULIN
CERTIFIED PUBLIC ACCOUNTANT

1200 ARTESIA BLVD.
SUITE 205
HERMOSA BEACH, CA
90254

PHONE:
310 / 798-3005
FAX:
310 / 798-3007
VOICE MAIL:
310 / 784-7033

Opinion of Independent Certified Public Accountant

The Board of Directors
Robert Blum Municipals, Inc.

I have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. as of March 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation for determination of reserve requirements, information relating to possession or control requirements and computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 17, 2006

ROBERT BLUM MUNICIPALS, INC.

Statement of Financial Condition
March 31, 2006

ASSETS

Cash	$	29,915
Receivable from clearing organization (Note 3)		656,542
Inventory of municipal securities, at estimated fair value (Note 2)		443,105
Receivable from brokers and dealers		4,985
Income taxes receivable		1,572
Other assets		700
TOTAL ASSETS	$	1,136,819

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$	11,900
Payable to clearing organization (Note 4)		447,187
Total		459,087
Liabilities subordinated to the claims of general creditors (Note 5)		250,000
Stockholders' equity:		
Common stock, no par value, authorized 25,000 shares, 5,000 shares issued and outstanding		150,000
Retained earnings		277,732
Total stockholders' equity		427,732
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,136,819

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Income
For the year ended March 31, 2006

REVENUES:	
Trading revenue	$ 317,598
Interest	3,954
Total revenues	321,552
EXPENSES:	
Employee compensation and benefits	208,092
Communications	33,892
Occupancy and equipment	21,409
Interest	22,500
Regulatory	1,714
Professional services	16,800
Travel and entertainment	3,703
Taxes and licenses	1,838
Other operating expenses	5,128
Total expenses	315,076
Income before income taxes	6,476
Income taxes (Note 9)	800
Net income	$ 5,676

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2006

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, at beginning of year	$ 150,000	$ 279,056	$ 429,056
Dividends paid		(7,000)	(7,000)
Net income		5,676	5,676
Balance, at end of year	$ 150,000	$ 277,732	$ 427,732

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Changes in Liabilities Subordinated
To The Claims of General Creditors
For the Year Ended March 31, 2006

Balance, at beginning of year	$ 250,000
Additions	-
Deletions	-
Balance, at end of year	$ 250,000

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Statement of Cash Flows
For the year ended March 31, 2006

Cash flows from operating activities:	
Net income	$ 5,676
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in assets and liabilities:	
Receivable from clearing organization	(4,035)
Inventory of municipal securities	(83,030)
Income taxes receivable	800
Other assets	288
Accounts payable and accrued liabilities	(10,800)
Payable to clearing organization	87,627
Total adjustments	(9,150)
Net cash used by operating activities	(3,474)
Cash flows from investing activities:	
Loan to shareholder	(20,000)
Repayment of shareholder loan	20,000
Net cash provided by investing activities	0
Cash flows from financing activities:	
Dividends paid	(7,000)
Net cash used by financing activities	(7,000)
Net decrease in cash	(10,474)
Cash, beginning of year	40,389
Cash, end of year	$ 29,915

Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 22,500

See notes to financial statements.

ROBERT BLUM MUNICIPALS, INC.

Notes to Financial Statements
March 31, 2006

1. GENERAL

Robert Blum Municipals, Inc. ("the Company") was incorporated in the state of California on April 17, 1995. In July of 1995 the Company became registered as a broker-dealer in securities with the Securities and Exchange Commission and commenced securities transactions emphasizing municipal trading.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a trade-date basis.

Inventory of municipal securities are valued at market value. Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market are valued at at fair value as determined by management. There was no material difference between cost and market (or fair value) at the balance sheet date.

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 7 years. Organizational costs are capitalized and amortized on a straight-line basis over a period of 5 years.

Cash - In accordance with Financial Accounting Standards Board pronouncement #105, "Disclosure of information about financial instruments with off-balance sheet risks and financial instruments with concentrations of credit risk", the Company maintained cash balances during the year with a financial institution which exceeded the Federal Deposit Insurance Corporation limit of $100,000.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents are included with cash in the balance sheet.

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization represents cash on deposit with a clearing organization at March 31, 2006.

4. PAYABLE TO CLEARING ORGANIZATION

In order to facilitate the securities settlement process and to finance securities inventory, the Company incurs demand obligations to the clearing organization. Such obligations are collateralized by municipal bonds held by the clearing organization as company inventory, bear interest at rates that generally corresponds to the broker call rate of interest, and fluctuate daily in principal amount outstanding.

5. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordinated agreements at March 31, 2006 are listed below:

Subordinated note, 9%, due August 31, 2007	$ 100,000
Subordinated note, 9%, due June 30, 2008	150,000
	$ 250,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

6. PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees. The plan was effective on August 1, 1995 and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company.

Total profit sharing expense for the year ended March 31, 2006 was $9,000.

7. RELATED PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liabilities totaled $22,500 for the year ended March 31, 2006 and was paid to the Company's sole shareholder.

The Company leases certain office equipment owned by the Company's sole shareholder. Lease payments for the equipment totaled $5,300 for the year ended March 31, 2006.

8. COMMITMENTS

The Company leases office space under a five year lease agreement which expires on June 30, 2010. Under the terms of the lease, monthly payments of $621 per month began on July 16, 2005 and will increase annually based upon the Consumer Price Index (CPI).

The future minimum lease payments under the lease are as follows:

Year ending	March 31, 2007	$ 7,344
	March 31, 2008	7,344
	March 31, 2009	7,344
	March 31, 2010	7,344
	March 31, 2011	1,836

9. INCOME TAXES

The Company presently computes taxes on income based on the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes". Under the standard, deferred tax assets and liabilities represent the tax effects, calculated at currently effective tax rates, of future adjustments of taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements. Deferred income taxes arise principally from timing differences applicable to cash basis income tax adjustments. There were no material deferred income taxes at March 31, 2006.

The provision for income taxes consist of the following:

Current:	
Federal	$ 0
State	800
	$ 800

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change from day to day, but at March 31, 2006, the Company had net capital of $647,471 which was $547,471 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .025 to 1, which is less than the 15 to 1 maximum ratio.

ROBERT BLUM MUNICIPALS, INC.

Computation For Determination of the Reserve Requirements
March 31, 2006

Computation of reserve requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See independent auditors' report.

ROBERT BLUM MUNICIPALS, INC.

Information Relating to Possession or Control Requirements
March 31, 2006

Information relating to possession or control requirements is not applicable to Robert Blum Municipals, Inc. as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See independent auditors' report.

ROBERT BLUM MUNICIPALS, INC.

Computation of Net Capital
March 31, 2006

Stockholders' equity at March 31, 2006	$	427,732
Add: Allowable subordinated liabilities		250,000
Total capital and allowable subordinated liabilities		677,732
Less: Non-allowable assets		7,257
Net capital before haircuts on security positions		670,475
Haircuts on securities positions		23,004
Net capital	$	647,471
Minimum net capital requirement	$	100,000
Aggregate indebtedness	$	15,982
Ratio of aggregate indebtedness to net capital		.025:1

There was a difference of $1,000 between net capital shown above and net capital reported on the Company's unaudited Focus Report (Form X-17A-5) dated March 31, 2006.

Net capital per unaudited Focus Report	$	648,471
Adjustments:		
Decrease in net income		(2,609)
Decrease in non-allowable assets		1,609
Net capital per audited statements	$	647,471

See independent auditors' report.

Robert Blum Municipals, Inc.

Supplementary Accountants' Report on Internal Accounting Control

For Year Ended March 31, 2006

CREIGHTON TEVLIN
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
Robert Blum Municipals, Inc.

In planning and performing my audit of the financial statements of Robert Blum Municipals, Inc. (the Company) for the year ended March 31, 2006, I considered its internal control, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because of Company does not carry securities accounts for customers or perform custodial functions related to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1200 ARTESIA BLVD.
SUITE 205
HERMOSA BEACH, CA
90254
PHONE:
310 / 798-3005
FAX:
310 / 798-3007
VOICE MAIL:
310 / 784-7033

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Creighton Tevlin, CPA
Hermosa Beach, California
May 17, 2006